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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

i2 Telecom International, Inc.

(Name of Issuer)

common stock, no par value

(Title of Class of Securities)

45070D 10 1

(Cusip Number)

Braswell Enterprises, L.P.
Audrey L. Braswell
Ruth Braswell
13600 Diamond Point Road
Yucaipa, CA 92399
Tel No.: 909-797-5994

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45070D 10 1			Page 2 of 10 Pages

1.	Name of Reporting Person: Braswell Enterprises, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (exchange of stock) and AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 564,590

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 546,590

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 564,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 45070D 10 1			Page 3 of 10 Pages

1.	Name of Reporting Person: Audrey L. Braswell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (exchange of stock) and PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 564,590

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 564,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 564,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 45070D 10 1			Page 4 of 10 Pages

1.	Name of Reporting Person: Ruth Braswell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (exchange of stock) and PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 564,590

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 564,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 564,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.0%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer.

     This Schedule 13D relates to the common stock, no par value per share (the “Issuer Common Stock”), of i2 Telecom International, Inc., a Washington corporation formerly known as Digital Data Networks, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 301 Yamato Road, Suite 2112, Boca Raton, Florida 33431.

Item 2.	Identity and Background.

     This Schedule is filed by each of the following reporting persons (each a “Reporting Person”): (i) Braswell Enterprises, L.P.; (ii) Audrey L. Braswell, a general partner of Braswell Enterprises, L.P.; and (iii) Ruth Braswell, a general partner of Braswell Enterprises, L.P.

     Braswell Enterprises, L.P. is a limited partnership organized under the laws of the State of California, with its principal place of business located at 13600 Diamond Point Road, Yucaipa, California 92399. Braswell Enterprises, L.P.’s principal business is to hold investments for its general partners, Mr. and Ms. Braswell.

     Mr. Braswell is a citizen of the United States of America. In addition to being a general partner in Braswell Enterprises, L.P., Mr. Braswell is an Executive with Vista Pacifica, with a principal place of business located at 3674 Pacific Avenue, Riverside, California 92509. Furthermore, Mr. Braswell currently serves a director of i2 Telecom International, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“i2 Telecom Delaware”). i2 Telecom Delaware is a low-cost telecommunications service provider employing next-generation Voice over Internet Protocol (“VoIP”) technology. i2 Telecom’s principal business address is located at 301 Yamato Road, Suite 2112, Boca Raton, Florida 33431.

     Ms. Braswell is a citizen of the United States of America. In addition to being a general partner in Braswell Enterprises, L.P., Ms. Braswell is an Executive with Vista Pacifica, with a principal place of business located at 3674 Pacific Avenue, Riverside, California 92509.

     During the last five years, none of the Reporting Persons has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, and none of the Reporting Persons has been a party to any civil proceeding of a judicial body or administrative body of competent jurisdiction and a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

     On February 26, 2004, the Reporting Persons acquired beneficial ownership of 483,590 shares of Issuer Common Stock which are the subject of this Schedule 13D pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 30, 2004, among the Issuer, DDN Acquisition Corp., a wholly-owned subsidiary of the Issuer (“Merger Sub”), and i2 Telecom Delaware, in exchange for the shares of capital stock of i2 Telecom Delaware beneficially owned by the Reporting Persons.

Further reference is made to the Merger Agreement, filed as Exhibit 2.1 to this Schedule 13D and incorporated herein by reference.

     Furthermore, the Reporting Persons acquired beneficial ownership of the remaining 81,000 shares of Issuer Common Stock which are the subject of this Schedule 13D between February 2, 2004 and February 25, 2004, the period during which Braswell Enterprises, L.P. purchased such shares, at an average price of $0.85 per share, in market transactions on the Over-the-Counter Bulletin Board, the quotation system upon which the Issuer Common Stock is listed. The funds necessary for such purchase were provided by the Reporting Persons.

Item 4.	Purpose of Transaction.

     The Reporting Persons acquired beneficial ownership of 483,590 shares of the Issuer Common Stock as a result of, and pursuant to, a merger between Merger Sub and i2 Telecom Delaware (the “Merger”), the purpose of which was to facilitate the sale of the Issuer. To effect the Merger, a newly-formed subsidiary of the Issuer, Merger Sub, merged with and into i2 Telecom Delaware. i2 Telecom Delaware is a low-cost telecommunications service provider employing next-generation VoIP technology.

     Pursuant to the terms of the Merger Agreement, stockholders of i2 Telecom Delaware exchanged (i) all outstanding shares of common stock, $0.01 par value per share, of i2 Telecom Delaware, for an aggregate of 5,160,722 shares of Issuer Common Stock and 135,000 shares of the Issuer’s preferred stock series B, no par value (“Issuer Preferred Stock Series B”); (ii) all outstanding shares of preferred stock series A-1, $1.00 par value per share, of i2 Telecom Delaware for an aggregate of 22,500 shares of the Issuer’s preferred stock series A-1, no par value (“Issuer Preferred Stock Series A-1”); (iii) all outstanding shares of preferred stock series A-2, $1.00 par value per share, of i2 Telecom Delaware for an aggregate of 30,600 shares of the Issuer’s preferred stock series A-2, no par value (“Issuer Preferred Stock Series A-2”); and (iv) all outstanding shares of preferred stock series B, $1.00 par value per share, of i2 Telecom Delaware for an aggregate of 100,000 shares of the Issuer’s preferred stock series C, no par value (“Issuer Preferred Stock Series C”, and, together with the Issuer Preferred Stock Series A-1, the Issuer Preferred Stock Series A-2 and the Issuer Preferred Stock Series B, the “Issuer Preferred Stock”). Additionally, in connection with the Merger and in accordance with the Merger Agreement, the former holders of i2 Telecom Delaware’s capital stock may be entitled to receive up to an aggregate of 573,414 shares of Issuer Common Stock, 15,000 shares of Issuer Preferred Stock Series B, 2,500 shares of Issuer Preferred Stock Series A-1 and 3,400 shares of Issuer Preferred Stock Series A-2 as contingent consideration based upon the outcome of certain legal proceedings pending against i2 Telecom Delaware (the “Contingent Consideration”).

     The Issuer Preferred Stock is not registered pursuant to Section 12 of the Exchange Act of 1934, as amended (the “Exchange”). All of the Issuer Preferred Stock is convertible into Issuer Common Stock, subject to the effectiveness of an amendment to the Issuer’s Articles of Incorporation increasing the authorized number of shares of Issuer Common Stock to a number sufficient to permit the conversion of all outstanding shares of Issuer Preferred Stock. Such amendment will require the approval of the shareholders of the Issuer. Convening a special meeting of the Issuer’s shareholders to obtain such approval is contemplated by the Merger Agreement. Each share of Issuer Preferred Stock converts, subject to the effectiveness of an amendment to the Issuer’s Articles of Incorporation as described herein, into Issuer Common Stock as follows:

(i)	one share of Issuer Preferred Stock Series B converts into 62.710656832559200 shares of Issuer Common Stock;

(ii)	one share of Issuer Preferred Stock Series A-1 converts into 265.75209489446600 shares of Issuer Common Stock, subject to certain adjustments;

(iii)	one share of Issuer Preferred Stock Series A-2 converts into 221.46001394340400 shares of Issuer Common Stock, subject to certain adjustments; and

(iv)	one share of Issuer Preferred Stock Series C converts into 33.219011861808200 shares of Issuer Common Stock.

     In connection with the Merger, Braswell Enterprises, L.P. acquired sole voting and dispositive power with respect to 483,590 shares of Issuer Common Stock, 12,650 shares of Issuer Preferred Stock Series B, 900 shares of Issuer Preferred Stock Series A-2 and 5,000 shares of Issuer Preferred Stock Series C and may become entitled to acquire sole voting and dispositive power with respect to Contingent Consideration of up to 53,732 shares of Issuer Common Stock, 1,406 shares of Issuer Preferred Stock Series B and 100 shares of Issuer Preferred Series A-2. Mr. and Ms. Braswell, as general partners of Braswell Enterprises, L.P., each exercise shared voting and dispositive power with respect to the shares of the Issuer’s capital stock which Braswell Enterprise, L.P. now holds, including the 483,590 shares of Issuer Common Stock acquired in connection with the Merger and the 81,000 shares of Issuer Common Stock acquired between February 2, 2004 and February 25, 2004, or may become entitled to acquire as Contingent Consideration.

     Pursuant to the Merger Agreement, effective February 26, 2004, all of the executive officers of the Issuer resigned, and the executive officers of i2 Telecom Delaware were appointed as the executive officers of the Issuer. The Merger Agreement also contemplates a majority change in the Issuer’s Board of Directors. Effective February 26, 2004, Paul R. Arena, a director and executive officer of i2 Telecom Delaware, was appointed to the Issuer’s Board of Directors. Donald B. Scott, Jr. and James F. Biagi. Jr., two of the three directors of the Issuer immediately prior to the Merger, will resign from the Issuer’s Board of Directors conditioned upon the fulfillment of the requirements of Rule 14f-1 of the Exchange Act. Upon such resignations, Audrey L. Braswell, a Reporting Person, Bernard Kossar, Hubert Phipps and Anthony F. Zalenski, all current directors of i2 Telecom Delaware, will be appointed to the Issuer’s Board of Directors.

     Effective February 27, 2004, pursuant to that certain Asset Purchase Agreement, dated as of January 30, 2004, between the Issuer and InTransit Media, Inc. (“InTransit”), as amended by the First Amendment to Asset Purchase Agreement, dated as of February 26, 2004, between the Issuer and InTransit (as so amended, the “Asset Purchase Agreement”), the Issuer sold substantially all of its assets relating to the operations of its wireless mass transit passenger advertising business in exchange for InTransit assuming certain obligations and liabilities relating to such assets (the “Asset Sale”). As a result of the Merger and the Asset Sale, the operations of the Issuer now consist of the operations of its wholly-owned subsidiary, i2 Telecom Delaware, a low-cost telecommunications service provider employing next-generation VoIP technology. Further reference is made to the Asset Purchase Agreement and the First Amendment to Asset Purchase Agreement, filed as Exhibits 2.2 and 2.3 to this Schedule 13D and incorporated herein by reference.

     Subsequent to the Merger, effective March 5, 2004, the Issuer changed its name from “Digital Data Networks, Inc.” to “i2 Telecom International, Inc.”. The Issuer’s Board of Directors approved and authorized the name change and the approval of the shareholders was not required.

Item 5.	Interest in Securities of the Issuer.
(a) – (b)	See Items 7-13 of the cover page and Items 3, 4 and 6 of this Schedule 13D. The percentage of outstanding shares of Issuer Common Stock set forth in the cover page has been computed based on a total of 9,426,586 shares of Issuer Common Stock outstanding, based upon 3,096,442 shares as reported in the Issuer’s Form 10-QSB for the period ended September 30, 2003, plus 5,160,722 shares of Issuer Common Stock issuable to the former stockholders of i2 Telecom Delaware in connection with the Merger, plus an aggregate of 1,169,422 shares of Issuer Common Stock issued to certain former officers of and consultants to the Issuer.

(c)	No other transactions in Issuer Common Stock have been effected by any Reporting Person within the last sixty (60) days, except as otherwise reported in this Schedule 13D.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 of this Schedule 13D for a description of the Merger Agreement.

Item 7.	Material to be Filed as Exhibits.

2.1	Agreement and Plan of Merger, dated as of January 20, 2004, among the Issuer, Merger Sub and i2 Telecom Delaware (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on February 2, 2004).

2.2	Asset Purchase Agreement dated as of January 30, 2004, between the Issuer and InTransit Networks, Inc. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on February 2, 2004).

2.3	First Amendment to Asset Purchase Agreement, dated as of February 26, 2004, between the Issuer and InTransit Media, Inc. (incorporated by reference to Exhibit 2.3 to the Schedule 13D filed with respect to the Issuer Common Stock by Paul R. Arena on March 8, 2004).

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2004

BRASWELL ENTERPRISES, L.P.

/s/ Audrey L. Braswell

Audrey L. Braswell, General Partner

/s/ Audrey L. Braswell

Audrey L. Braswell, Individually

/s/ Ruth Braswell

Ruth Braswell, Individually

EXHIBIT INDEX

2.1	Agreement and Plan of Merger, dated as of January 20, 2004, among the Issuer, Merger Sub and i2 Telecom Delaware (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on February 2, 2004).

2.2	Asset Purchase Agreement dated as of January 30, 2004, between the Issuer and InTransit Networks, Inc. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on February 2, 2004).

2.3	First Amendment to Asset Purchase Agreement, dated as of February 26, 2004, between the Issuer and InTransit Media, Inc. (incorporated by reference to Exhibit 2.3 to the Schedule 13D filed with respect to the Issuer Common Stock by Paul R. Arena on March 8, 2004).